

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2012

Via Email
Mr. Lester Esguerra Martinez
Chief Executive Officer
Stevia Agritech Corp.
1020 14th Avenue SW Suite 304
Calgary, Alberta Canada T2R 0N9

**Re: Stevia Agritech Corp.
Item 4.01 Form 8-K
Filed December 4, 2012
File No. 333-171486**

Dear Mr. Martinez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed December 4, 2012

1.   We note the disclosure in your second paragraph under Item 4.01(a) makes reference to the financial statements for the fiscal year ended September 30, 2011. Please amend and expand your disclosures to state whether the principal accountant's report on the financial statements for either of the past two years, including September 30, 2010, contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification to comply with Item 304(a)(1)(ii) of Regulation S-K.

2.   We note the disclosure appearing in the second paragraph under Item 4.01(b) pertains to circumstances during your most recent fiscal year. Please amend and expand these disclosures to state whether, during your two most recent fiscal years and any subsequent interim period prior to engaging Anton & Chia, LLP, you consulted with Anton & Chia, LLP on matters described in Item 304(a)(2)(i) an (ii) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact me at (202) 551-3650 if you have questions regarding our comments.

                                Sincerely,

                                /s/Craig H. Arakawa

                                Craig H. Arakawa
                                Staff Accountant